August 24, 2011

United States Securities & Exchange Commission
Anne Nguyen Parker, Branch Chief
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:  Puissant Industries, Inc. (the “Company”, “us” or “our”)
        Amendment 4 to Registration Statement on Form S-1
        File No. 333-174222

Dear Ms. Parker:

Please find below, the responses  to the Commission’s Comment Letter dated August 9, 2011 regarding the above referenced Registration Statement.

General
Staff Comment 1
General
1. Please note the financial statement updating requirements of Rule 8-08 of Regulation SX.

Company Response 1
We have included our financial statements for the period ending June 30, 2011 as required by Rule 8-08 of Regulation SX.

Staff Comment 2
2. We note your response to comment 13 from our letter dated June 23, 2011 that the obligation to grant each note holder 1500 warrants for every $500 invested is found at Paragraph 3 of the Convertible Promissory Note. Paragraph 3 contemplates that such warrant issuances will take place upon the closing of a Qualifying Transaction, which is defined as a purchase of, formation of, merger with, and/or acquisition of a corporate entity with equity securities. Your disclosure on page 17 does not reference a Qualifying Transaction with respect to your obligation to grant each note holder these warrants. Please revise for clarity.

Company Response 2
Section 607.1115, of the  Florida Statutes requires the formation of a new corporate entity in order to change our domicile from Wyoming to Florida, which caused a qualifying transaction under the terms of Paragraph 3 of the Convertible Promissory Note.  We have revised our disclosure on page 17 to reflect the foregoing.

Staff Comment 3
Description of Business, page 18
3. In response to comment 3 from our letter dated June 23, 2011 you have revised your disclosure on page 20 to provide disclosure consistent with Item 1208 of Regulation S-K. However, your table includes developed acreage (i.e., acreage assignable to productive wells). As your 39 wells are all currently shut-in, none are assignable to productive wells. Please revise your disclosure accordingly. Please also make clear by footnote to this table or otherwise that all of the wells that you own an interest in are currently shut-in.

Company Response 3
We have modified our disclosure to reflect our wells are shut-in.

Staff Comment 4
4. We note that you have the numbered items (1) through (4) following the table on page 20. Please clarify if these are meant to be footnotes to the table. If so, we are only able to locate the references (1) and (2) in the table, but not (3) and (4).

Company Response 4
We have revised the table on page 20 to reflect footnotes 3 and 4.

Staff Comment 5
5. We note the map of your properties that you have included on page 20 in response to comment 4 from our letter dated June 23, 2011. However, the only indication of your properties is a textbox pointing to the state of Kentucky. Please revise to provide a more detailed map of your properties, and one that is specific to your properties only. In this regard, please remove or explain why you have included on your map what appears to be every hydrocarbon basin in the continental United States, with certain reserves data attributable to some basins. For instance, your properties appear on the map to be part of the larger “Marcellus/Devonian 225-516 tcf” basin. Please only include reserve data specific to your properties.

Company Response 5
We have provided a detailed map of our properties that specifies only our properties and which does not have what appears to be hydrocarbon basin.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Staff Comment 6
6. We note your response to comment 23 from our letter dated June 23, 2011, including your revised disclosure on pages 19 and 25 and the additional risk factor on page 6 entitled “[a]bsent a sufficient level of vertical fracturing in the shale acreage we control, our shale projects may be unsuccessful.” Please explain how engaging in vertical drilling within the natural fracturing of your source rock will allow you to economically produce hydrocarbons where past producers have abandoned their operations.

Company Response 6
We have modified our disclosure on page  25 to explain that  we plan to drill vertically within the natural fracturing of rock formations of 1250 to 1450 feet. If we drill within the natural fracturing we are not required to have heavy costly machinery to break through thick rock formations and heavy mineral deposits because we are utilizing the fractures in natural rock formations. In contrast to past producers who drilled our wells we do not intend to target large reserves used heavy costly machinery and  drilled in the 1980's when natural gas prices were significantly lower. Because prices were lower, large reserves were required to support the costs of drilling operations.

Staff Comment 7
7. In response to comment 24 from our letter dated June 23, 2011, you have revised your disclosure on pages 26 and 27. Within this, you disclose that once you complete the drilling of a Devonian or Knox well, it will only take one additional week to start producing. This appears to have some significant assumptions included herein; namely that the reservoirs have economically producible hydrocarbons. It appears that Mark Holbrook, as discussed on page 19, will have to make an initial assessment whether or not you will engage in any exploratory drilling. From the study of well logs from prior production alone, it does not appear that Mr. Holbrook can determine if there are economically producible hydrocarbons on the acreage in which you have a working  interest. Accordingly, please revise your disclosure to clarify the nature of your drilling, i.e., that any such initial drilling will be exploratory, and remove or explain otherwise how you can estimate that production of such well will begin one week later, if at all. Rather, please explain the risks attendant to such exploratory drilling. For example, explain that even if you decide to drill any well, which is not certain at this point, that there is a high probability that the wells would not result in economically producible hydrocarbons.

Company Response 7
On Page 27, we have clarified that our initial drilling will be exploratory, and removed the disclosure that production of such well will begin one week later, if at all.  We have explained that even if we decide to drill any well, which is not certain at this point, that there is a high probability that the wells would not result in economically producible hydrocarbons.

Certain Relationships and Related Transactions, page 29
Staff Comment 8
8. We note your response to comment 29 from our letter dated June 23, 2011. Please explain why the convertible note with Logos Resources, Inc. is dated January 26, 2011 as filed in Exhibit 10.16, as opposed to the December 31, 2010 date disclosed on page 30.

Company Response 8
We have corrected the disclosure on page 30 to reflect that the convertible note with Logos Resources is dated January 26, 2011.

Executive Compensation, page 33
Summary Compensation Table, page 33
Staff Comment 9
9. We note that in response to comment 32 from our letter dated June 23, 2011 you have revised your summary compensation table. However you do not present under the “stock awards” column the aggregate grant date fair value of the stock awards, computed in accordance with FASB ASC Topic 718. Moreover, you have not included this dollar amount under the “total” compensation column. Please further revise your table. See Item 402(n)(2)(v) of Regulation S-K.

Company Response 9
We have revised the  “stock awards” column to reflect the aggregate grant date fair value of the stock awards, computed in accordance with FASB ASC Topic 718 and  included this dollar amount under the “total” compensation column.

Staff Comment 10
10. In response to comment 33 from our letter dated June 23, 2011, you disclose on page 34 that your officers and directors have orally agreed to take no compensation unless and until the company achieves revenues which exceed $32,500 and then only if such compensation will not adversely affect your ability to implement your business plan. However, this does not explain why you issued 20,000 common shares valued at $0.50 per share to each of your executive officers/directors for services rendered in 2010, nor how you determined this amount, and if you intend to continue to compensate your officers/directors. Accordingly, we re-issue prior comment 33.

Company Response 10
We have disclosed that our officers and directors have orally agreed to take no cash compensation unless and until we  achieve revenues which exceed $32,500 and then only if such compensation will not adversely affect our ability to implement our business plan.  We have also explained that we issued 20,000 common shares valued at $0.50 per share to each of our executive officers/directors for services rendered in 2010, and how we determined this amount.  We have also disclosed that we may award our officers and directors shares of common stock as non-cash compensation as determined by the Board of Directors from time to time.

Staff Comment 11
Financial Statements for the Three Months Ended March 31, 2011 and 2010
Notes to Financial Statements
Note 8 – Equity, page F-18
11. We note that your response to comment 35 from our letter dated June 23, 2011 makes reference to the sale of shares of your common stock to third party investors (i.e., at $.50 per share) as your basis for determining the value of shares issued to your officers and directors. Please provide us with additional detail regarding the terms of this sale of shares of your common stock.

Company Response 11
The terms of the sale of the shares of our common stock to third party investors is described in detail in the June 30, 2011 and December 31, 2010 footnotes to the financial statements:  Note 4—Notes Payable: Convertible Promissory Notes.  The terms of the convertible promissory notes, to convert debt to equity at a conversion rate of $0.50 per common share, were the result of arms-length negotiations between the third party investors and the Company.  Each note holder, then, made an individual decision to convert from being a holder of a debt instrument to being an owner of the Company’s $0.001 par value common stock.  A copy of the convertible promissory note instrument was attached as an exhibit to the original S-1 filing.

Staff Comment 12
12. We note your response to comment 36 from our letter dated June 23, 2011 states that the 320,000 shares of your common stock issued to consultants for professional services were valued at $0.50 per share. Please tell us how you considered the guidance per FASB ASC 505-50-30-2 in determining the valuation of the shares issued in exchange for professional services.

Company Response 12
An objective of accounting for share-based payment transactions, in which an entity exchanges goods or services with nonemployees, is to recognize in the financial statements the most reliable measurable fair values of such transactions, and then to disclose in the financial statements the effect of share-based payment transactions, including how such fair values were determine and their effect on cash flows, which is also an objective for accounting for share-based payment transactions.

The Company determined that the fair value of the equity instrument, the $0.001 par value common stock, which was issued as payment to consultants for professional services rendered was the most reliable measurable fair value.  As of the date the shares were issued to the consultants, the Company’s common stock was not yet trading on the Pink Sheets or over-the-counter Bulletin Board (OTCBB).  The only sale transactions involving the Company’s $0.001 par value common stock was the sale of 128,000 shares of common stock to note holders of the Company’s convertible promissory notes (See Company Response 11 above), when they chose to convert their debt instruments into the Company’s $0.001 par value common stock.  Therefore, the Company determined that the value of the common stock issued to the consultants should be based on the price paid by third party investors, the only sale transactions involving the Company’s common stock.

FASB ASC 505-50-30-2 refers to paragraph 50-50-30-6, which states “…if the fair value of the equity instrument issued in a share-based payment transaction with non-employees is more reliably measureable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instrument issued.”

Staff Comment 13
13. Based on your response to comments 35, 36 and 40 from our letter dated June 23, 2011, it appears that you have revised your accounting for certain share-based payments for services. Please revise to disclose that your financial statements were restated and provide the disclosure required by FASB ASC 250-10-50 or tell us why such disclosure is not deemed to be necessary.
Financial Statements for the Years Ended December 31, 2010 and 2009
Notes to Financial Statements
Note 8 – Equity, page F-38

Company Response 13
The Company did restate the March 31, 2011 financial statements; however, since Amendment 4 to the original S-1 filing includes financial statements for the three and six months ended June 30, 2011 and 2010 and July 6 (Inception) to June 30, 2011, the effect of the restatement of the March 31, 2011 financial statements is included as a footnote in the financial statements for the three and six months end June 30, 2011 and 2010.  Note 11—Restatement provides a description of the reason for the restatement, and a restated balance sheet, statement of operations, and statement of cash flows; the presentation shows the totals originally reported, the restated adjustments, and the restated totals (See page F-20 and F-21).  The effect of the restatement is reflected in the financial results reported for the three and six months ended June 30, 2011.

Staff Comment 14
14. We note your response to comment 39 from our letter dated June 23, 2011. As your response does not adequately address our prior comment, it will be re-issued. We note that you issued shares of your common stock in exchange for oil and gas leases. It appears that the par value of the shares issued was used as the basis to record the assigned land leases. Please provide us with additional detail regarding your accounting treatment and cite the relevant authoritative literature.

Company Response 14
The Company did not use the value of its issued common shares as the basis to record the assigned land leases.   The $3,121 reported on the balance sheet as land leases is based on costs, actual dollars paid for the individual land leases.

Staff Comment 15
15. We note your response to comment 40 from our letter dated June 23, 2011. Your response indicates that shares of your common stock were issued on March 31, 2011 to Hamilton & Associates Law Group and Williams Law Group for consulting services rendered after December 31, 2010. However, the disclosure per page 36 of your filing indicates that the shares were issued on November 3, 2010 in exchange for legal services rendered. Please address this apparent inconsistency and tell us about the terms of the related consulting agreements.
Signatures, page 40

Company Response 15
We have revised our disclosure to reflect that the shares were issued on March 31, 2011.  The shares were issued pursuant to a November 3, 2010 agreement between us and our law firm, Hamilton & Associates Law Group and Williams Law Group. Under the agreement, the shares were earned as of such date to ensure the availability of the law firm to perform services. The shares represented a non-refundable flat fee for services to be rendered.   While the services were rendered after November 3, 2010,  the fee  was earned and non-refundable as of November 3, 2010

Staff Comment 16
16. We note your response to comment 44 from our letter dated June 23, 2011 and we reissue that comment in part. Specifically, you have not indicated who is signing in the capacity of your principal accounting officer or controller.

Company Response 16
We have indicated that Cora J Holbrook is signing in the capacity of our principal accounting officer.

Should you have further questions please do not hesitate to contact our attorney, Brenda Hamilton at 561-416-8956.

Sincerely
/s/Mark Holbrook
Mark Holbrook
Chief Executive Officer